Morgan, Lewis & Bockius LLP
1111 Pennsylvania Ave., N.W.
Washington, DC 20004


LAURA E. FLORES
202.739.5684
lflores@morganlewis.com



August 2, 2005


VIA EDGAR CORRESPONDENCE

Mr. Christian T. Sandoe
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:      RYDEX CAPITAL PARTNERS SPHINX FUND (THE "FUND") - PRELIMINARY PROXY
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         STATEMENT (FILE NOS. 333-102487 AND 811-21278)
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Dear Mr. Sandoe:

This letter responds to your comments to the Fund's Preliminary Proxy Statement filed on July 12, 2005. The following summarizes your comments, and our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund's Proxy Statement.

1. COMMENT. Please reconcile the treatment of abstentions and broker non-votes under "Quorum and Meeting Adjournments" with the language included under "Vote Required to Approve Proposal" on page 2 of the Proxy Statement.

         RESPONSE. We have revised the first paragraph under "Quorum and Meeting Adjournments" as follows (the revised language appears in bold for the purposes of this correspondence only):

         "Each whole share is entitled to one vote, and each fractional share is entitled to a proportionate fractional vote on each matter as to which such shares are to be voted at the Special Meeting. The presence of forty percent (40%) of the Fund's shares entitled to vote on a proposal constitutes a quorum. ABSTENTIONS OR BROKER NON-VOTES WILL BE COUNTED AS PRESENT FOR PURPOSES OF DETERMINING THE PRESENCE OF A QUORUM."

Mr. Christian T. Sandoe
August 2, 2005
Page 2


2. COMMENT. Please confirm the information included in the "Term of Office and Length of Time Served" column under the heading "Information About the Nominees" on page 3 of the Proxy Statement.

         RESPONSE. We have confirmed the information as requested.

3.       COMMENT.  Please include the additional  disclosure  items  required by
         Item 7(d)(2)(ii) of Schedule 14A in the discussion of the Nominating Committee located on page 9 of the Proxy Statement.

         RESPONSE. We have revised the "Nominating Committee" section as follows (new language appears in bold for the purposes of this correspondence only):

         "Nominating Committee. The Board has a standing Nominating Committee (the "Committee") currently consisting of Messrs. Demaret, Keller, and Lydon, each an Independent Trustee. The principal function of the Committee is to consider, recommend and nominate candidates to fill vacancies on the Fund's Board, if any. THE COMMITTEE WILL CONSIDER SHAREHOLDER RECOMMENDATIONS FOR NOMINATIONS TO THE BOARD, IF SUCH RECOMMENDATIONS ARE SUBMITTED IN A TIMELY FASHION IN WRITING AND ADDRESSED TO THE COMMITTEE C/O RYDEX CAPITAL PARTNERS, 9601 BLACKWELL ROAD, SUITE 500, ROCKVILLE, MARYLAND 20850. THE COMMITTEE HAS NOT ADOPTED PROCEDURES FOR CONSIDERING CANDIDATES FOR THE BOARD, INCLUDING ANY RECOMMENDED BY SHAREHOLDERS, BUT MAY DO SO IN THE FUTURE.

         THE COMMITTEE SHALL EVALUATE CANDIDATES' QUALIFICATIONS FOR BOARD MEMBERSHIP AND SHALL DETERMINE WHETHER THEY ARE "INTERESTED PERSONS" OF THE FUND IN TERMS OF BOTH THE LETTER AND SPIRIT OF THE 1940 ACT. THE COMMITTEE SHALL ALSO CONSIDER THE EFFECT OF ANY RELATIONSHIPS BEYOND THOSE DELINEATED IN THE 1940 ACT THAT MIGHT IMPAIR INDEPENDENCE, E.G., BUSINESS, FINANCIAL OR FAMILY RELATIONSHIPS WITH INVESTMENT ADVISERS, PRINCIPAL UNDERWRITERS OR OTHER SERVICE PROVIDERS. THE COMMITTEE HAS NOT ADOPTED SPECIFIC, MINIMUM QUALIFICATIONS.

         THE COMMITTEE MAY ADOPT FROM TIME TO TIME SPECIFIC, MINIMUM QUALIFICATIONS THAT THE COMMITTEE BELIEVES A CANDIDATE MUST MEET BEFORE BEING CONSIDERED AS A CANDIDATE FOR BOARD MEMBERSHIP AND SHALL COMPLY WITH ANY RULES ADOPTED FROM TIME TO TIME BY THE SEC REGARDING INVESTMENT COMPANY NOMINATING COMMITTEES AND THE NOMINATION OF PERSONS TO BE CONSIDERED AS CANDIDATES FOR BOARD MEMBERSHIP.

         While the  Committee  did not meet  formally  during the most  recently completed fiscal year, the members of the Committee discussed the nominations of the candidates at length during informal meetings and telephonically. THE COMMITTEE NOMINATED EACH CANDIDATE."

                                       ***

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

Mr. Christian T. Sandoe
August 2, 2005
Page 3


I hereby acknowledge on behalf of the Rydex Capital Partners SPhinX Fund (the "Fund") that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its proxy statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the proxy statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the proxy statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.739.5684.

Sincerely,

/s/ Laura E. Flores

Laura E. Flores

c:  Joanna M. Haigney
    John M. Ford, Esq.
    W. John McGuire, Esq.

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